Mail Stop 6010

December 29, 2006

Richard A. Rappaport
President
SRKP 6, Inc.
1900 Avenue of the Stars, Suite 310
Los Angeles, California 90067

>   **Re: SRKP 6, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed December 6, 2006**
>   **File No. 333-139141**

Dear Mr. Rappaport:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Regulatory Approval Process – United States, page 50

1.   Please clarify in this section:

- whether you have an investigation device exemption, and

- how the "premarket notification 510(k)" differs from the FDA's full pre-market notification process and how you know you will not be subject to that process.

2.   Please tell us how you determined that the FDA decision generally occurs within 90-180 days as you disclose.

Statement of Changes in Stockholders' Equity, page D-4

3.   Tell us where you present the 250,000 shares sold to your new chief executive officer in exchange for $25 and a note receivable of $749,975 in June 2002 or revise the statement to clearly disclose the transaction.

Note 2 – Summary of Significant Accounting Policies, page D-7

Accounting for Stock-Based Compensation, page D-9

4.   Please disclose a description of your stock-based compensation plans including the general terms of awards under the plan such as vesting requirements, the maximum term of options granted, and the number of shares authorized for grants of options or other equity instruments, consistent with paragraph 46 of SFAS 123. If you also use equity instruments to acquire goods or services, other than employee services, you should provide similar disclosures to the extent those disclosures are necessary to an understanding of the effects of those transactions on your financial statements, consistent with paragraph 46 of SFAS 123.

5.   We note the inclusion of SFAS 123(R) under "Recent Pronouncements". Please revise this note to disclose the date on which you adopted SFAS 123(R) and the adoption and transition methods – i.e., retrospective, prospective, modified prospective, etc. - you selected.

Note 4 - Convertible Promissory Notes, page D-11

6.   We note the disclosures relating to the 12% Convertible Promissory Notes issued through WestPark Capital and the accounting for the $529,000 sold through September 30, 2006. Please address the following:

   *   Explain why total debt discount of $603,000, which includes the debt discount resulting from the allocation of proceeds to the beneficial conversion feature, exceeds the amount of gross proceeds.
   *   Tell us what the debt discount of $74,000 represents and why the amount should be recorded as a discount to the debt.
   *   Explain how your current presentation of showing debt discounts as assets on your balance sheet is consistent with paragraph 16 of APB 21 or revise to comply with that guidance.

7.   Revise the note to clarify that the value of the beneficial conversion feature was credited to additional paid in capital and correctly refer to the debt discount resulting from the

allocation of proceeds to the beneficial conversion feature when describing your accounting.

8.   We note that you included a beneficial conversion feature for the 10% Notes which was valued at $201,000 and recorded as interest expense during the year ended December 31, 2004. Please revise the note to disclose the effective conversion price and the price of your common stock on the date the notes were issued and which you used in your calculation of the beneficial conversion feature.

Note 6 - Stockholders' Equity, page D-12

9.   Revise this note and Note 7 to disclose the fair value of your common stock that you inputted into the Black-Scholes valuation model when valuing the warrants and options.

Note 8 – Related Party Transactions, page D-15

10.   We note from page D-2 that you present liabilities due to related parties of $509,000, $446,000 and $426,000 as of December 31, 2004, December 31, 2005 and September 30, 2006, respectively. However, your disclosure only addresses the remaining balance of $100,000 due on the software related to the PD2i Cardiac Analyzer. Please revise this note to include discussion of the other liabilities. Refer to paragraph 2 of SFAS 57.

Note 14 - Subsequent Events, page D-18

11.   Tell us how you evaluated the changes to the terms of 10% Convertible Promissory Notes pursuant to EITF 96-19 and discuss the basis for your conclusions.

Exhibit 23.2

12.   Please provide an updated consent from your independent accountant in any amendment.

Annex C and D

13.   Please include the financial statements of the Company and Vicor in the text of the registration statement and not as an attachment. Refer to the instruction to Form S-4.

General

14.   We note that upon consummation of the reverse acquisition, there will be a change in accountants. As appropriate, please file an Item 4.01 Form 8-K to provide the disclosures required by Item 304 of Regulation for the change in independent accountants, treating the accountant that no longer will be associated with your financial statements as the predecessor accountant.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider written requests for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Martin James, Senior Assistant Chief Accountant, at (202) 551-33671 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Robert C. White, Jr., Esq.